February 1, 2008
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010

Attn:	Ms. Carmen Moncada-Terry
Attorney Advisor
Division of Corporate Finance

Re:	Apache Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2007
File No. 001-04300
Ladies and Gentlemen:
This letter is in response to your letter of January 18, 2008. Apache will not be able to fully respond to your comments today. We propose to provide a full response by February 25, 2008, and will include the supplemental disclosure you requested. In general, Apache has considerable difficulty with one particular aspect of your letter.
We refer to comment no. 1 in your letter of January 18, 2008 in which you reissue, in their entirety, prior comments no. 1, 4, 5 and 6 from your letter of August 21, 2007. We are greatly concerned about the adverse effects of disclosing for each named executive officer, other than our chairman and chief executive officer, such officer’s “personal achievements” that factored into the determination of compensation under a bonus plan....” We are very concerned about discussing how any of the named executive officers, other than our chairman and chief executive officer, individually fared in reaching the goals established to determine his compensation under any incentive compensation plan. The problem also arises for disclosures regarding other compensation plans where it is requested to discuss how individual other-named officers fared in meeting the established goals.
We have no problem with providing such information about our chairman and chief executive officer. However, we believe such disclosures as to any other named executive officer: (i) will seriously damage our relationship with the officer about whom we disclose such level of accomplishment; (ii) may be considered an invasion of such officer’s privacy; and (iii) will be disclosing a form of “trade secret” that other companies may use to compete for officer candidates or to even lure officers away from Apache.

Securities and Exchange Commission
February 1, 2008

In this connection, we quote from National Parks v. Rogers C. B. Morton, 498 F.2d 765 (1974), where the court quotes the Senate Report on FOIA as follows:
“At the same time that a broad philosophy of ‘freedom of information’ is enacted into law, it is necessary to protect equally important rights of privacy with respect to certain information in Government files, such as medical and personnel records.”
Disclosing the achievement results of individual named executive officers, other than our chairman and chief executive officer, is tantamount to disclosure of personnel records.
Inasmuch as we believe that disclosure of such information will bring about a considerable hardship for Apache, we request a conference with the Staff to discuss this issue. We plan to bring approximately five people to our proposed conference, including a member of Apache’s independent compensation consulting firm. We request that you grant us a conference during the week of February 19, 2008, or as soon thereafter as possible. We appreciate any consideration you may give to this request to resolve such an important issue.
If you agree to meet with us on February 19, 2008, or whichever date is convenient for the Staff, we will endeavor to completely respond promptly to your comments in writing on or before February 25, 2008, or on such other date as agreed at the meeting.
If there are any questions, would you kindly direct them to me or to Marc Rome, Corporate Counsel, at 713.296.6530.

Respectfully, APACHE CORPORATION
/s/ Margery M. Harris
Margery M. Harris Vice President — Human Resources